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                           June 5, 2024

       Neil C. Rifkind
       Vice President, General Counsel and Secretary
       Tiptree Inc.
       660 Steamboat Road, 2nd Floor
       Greenwich, Connecticut 06830

                                                        Re: Tiptree Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed May 31, 2024
                                                            File No. 333-279864

       Dear Neil C. Rifkind:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact John
Stickel at 202-551-3324 with any questions.




                           Sincerely,


                           Division of Corporation Finance

                           Office of Finance